EXHIBIT 99.1

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

United States of America

July 23, 2012

Dear Sirs,

RE: GLOBAL-TECH ADVANCED INNOVATIONS INC.

We have been furnished with a copy of the response to Item 16F of Form 20-F to be dated July 24, 2012 for the event that occurred on February 15, 2012, to be filed by our former client, Global-Tech Advanced Innovations Inc. We agree with the statements made in response to that Item insofar as they relate to our firm.

Yours faithfully,

/s/BDO Limited